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FORM N-8A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of

Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   WESLEY KEITH MULLINGS TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

300 SMITH ST NEWARK NEW JERSEY 07106

Name and Address of Agents for Service of Process:

Civilian(s) / Chapter Resident(s) : Wesley-Keith: Mullings

New York Bureau of Vital Records: Registrar file no.

156-72-340843 / 156-1972-340843

Principal Financial and Accounting Officer as transfer agent:

WESLEY KEITH MULLINGS TRUST

In Care of RR C701-00 300 Smith Street

FRB of CHICAGO

Newark, New Jersey 07106-9998

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  x    NO

Item 1. The exact name of the registrant. WESLEY KEITH MULLINGS TRUST

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: NEW YORK

Date of organization:  November 22, 2017

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint-stock company, association, fund). COMMON LAW TRUST

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company). MANAGEMENT COMPANY

Item 5. If the registrant is a management company:

(a) state whether the registrant is a closed-end company or an open-end company. CLOSED-END COMPANY

(b) state whether the registrant is registering as a diversified company or a non-diversified company (read instruction 4(i) carefully before replying). NON-DIVERSIFIED

Item 6. Name and address of each investment adviser of the registrant.  NONE

Item 7. If the registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Wesley-Keith: Mullings, and Theodore Jones. ADDRESS FOR ALL TRUSTEES IS; c/o RR C701-00 300 Smith Street Newark, New Jersey 07106-9998

Item 8. If the registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of the registrant; NOT APPLICABLE

(b) state the name and address of each officer and director of each sponsor of the registrant; NOT APPLICABLE

(c) state the name and address of each trustee and each custodian of the registrant. NOT APPLICABLE

Item 9.

(a) State whether the registrant is currently issuing and offering its securities directly to the public (yes or no). NO

(b) If the registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter. NOT APPLICABLE

(c) If the answer to Item 9(a) is no and the answer to Item 9(b) is not applicable, state whether the registrant presently proposes to make a public offering of its securities (yes or no). NO

(d) State whether the registrant has any securities currently issued and outstanding (yes or no). NO

(e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

Item 10 State the current value of the registrant's total assets. $100,000,000,000.00

Item 11 State whether the registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).NO

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any. NOT APPLICABLE

SIGNATURES Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Newark and state of New Jersey on the 5th day of March 2020.

WESLEY KEITH MULLINGS TRUST

Attest: /s/ Wesley-Keith: Mullings By: /s/ Theodore Jones

Name: Wesley-Keith: Mullings Name: Theodore Jones

Title: Managing Trustee Title: Trustee

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Warm Regards

Wesley-Keith: Mullings

Office: 862-234-5082

ALL RIGHTS RESERVED

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